January 25, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	NaviSite, Inc.
Registration Statement on Form S-3
Filed November 23, 2007
File No. 333-147608
Form 10-K for Fiscal Year Ended July 31, 2007
Filed November 13, 2007
Definitive Proxy on Schedule 14A
Filed November 9, 2007
File No. 0-27957
Written Response Filed January 9, 2008
Ladies and Gentlemen:
On behalf of NaviSite, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 23, 2008 to Ms. Monique Cormier, the Company’s General Counsel.
These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.
All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC.
Form 10-K for Fiscal Year Ended July 31, 2007
Consolidated Balance Sheets, page F-3
COMMENT 1. We have reviewed your response to comment four in our letter dated December 20, 2007. Because $8.7 million of restricted cash was designated for the acquisition of non-current assets (later used for acquisitions), and not for use in current operations, it appears to us that this restricted cash should have been classified outside of current assets as of July 31, 2007. As a reclassification of this size would result in a material reduction in the reported amount of working capital as of the balance sheet date, please either revise your financial statements accordingly or otherwise provide us further support for your position that the financial statements should not be revised.
RESPONSE:
At July 31, 2007, as noted in the Company’s response to comment four in the Company’s letter dated January 9, 2008, $8.7 million of cash was restricted as to use for data center expansion or upgrade under the terms of the Company’s senior secured credit facility. The definition and the intent of the restriction was to limit the use of these funds to data center related matters, thereby enhancing the Company’s ability to generate revenue, i.e. to tie the use of the cash solely to the revenue generation activities of the Company and not for other general corporate purposes. The Company classified this balance as current in its July 31, 2007 balance sheet. The Company notes that the intent of the parties to the senior secured credit facility was that the term “data center expansion or upgrade” would not require the Company to use the cash to acquire non-current assets nor would it require expenditures for use in non-current operations. The intent of the arrangement was that the $8.7 million of restricted cash would be utilized to enhance the Company’s data center revenue generation ability and that such restricted cash could be used in current operations, provided it improved or maintained an existing NaviSite data center.
Given this information, the Company determined that the $8.7 million of restricted cash was not specifically designated or restricted for the acquisition of non-current assets. Instead, the Company determined that the majority of the $8.7 million of restricted cash would more likely than not be consumed in current operations. Accordingly, in accordance with paragraph 4 of Accounting Research Bulletin 43 Revision and Restatement of Accounting Research Bulletins, this asset was classified as current in the Company’s July 31, 2007 consolidated balance sheet.
(11)(c) Note Payable to Atlantic Investors, LLC, page F-22
COMMENT 2. We have reviewed your response to comment five in our letter dated December 20, 2007. Please tell us in detail the significant assumptions used in determining the fair value of the conversion option added to the note, as it is unclear to us what your basis is for concluding the conversion option had no significant value. Please be sure to address how your fair value calculation gives consideration to both the intrinsic and time value components of the conversion option. Also, please note that even if modification rather than extinguishment accounting is appropriate, EITF 05-7 requires the fair value of the added conversion option to be accounted for as an additional debt discount resulting in an increase in the subsequent recognition of interest expense for the associated debt instrument.
RESPONSE:
The Atlantic conversion option was valued using the following significant assumptions:

1.	The conversion option value was calculated as the difference between the value of the debt before the addition of the conversion option and the value of the debt including the conversion option.

2.	The Company valued three scenarios with respect to the value of the debt including the conversion option, as follows: i) conversion option not exercised, ii) conversion option exercised at 91 days and iii) conversion option exercised at debt maturity.

3.	Each of the three scenarios was then probability weighted based on the qualitative factors surrounding the transaction to arrive at a probability weighted average value. The principal qualitative factor noted was that Atlantic’s right to exercise the conversion option was subject to Silver Point not exercising its priority right to invest additional capital, which would require the Company to pay down the Atlantic debt. The Company determined, based on market conditions, that it was highly likely that Silver Point would exercise its priority right, and therefore Atlantic would not have the right to exercise its conversion option.

4.	The discount rate used was 14% reflecting the market value interest rate of NaviSite’s senior debt, evidenced by its most recent financing with Silver Point.

5.	In addition a 25% discount factor was utilized to address the lack of marketability of shares of common stock of the Company, as the shares to be issued upon conversion were neither registered nor freely tradable.
The Company’s analysis yielded a range of values from $0 to approximately $270,000. Since no point in the range represented a better point than another, the Company recorded the conversion option at $0 value. This determination reflected the Company’s assessment that, even at approximately $270,000, the value of the conversion option would not be quantitatively or qualitatively material to either the Company’s consolidated balance sheet or the Company’s consolidated statement of operations for any period.
(12) Derivate Instruments, page F-23
COMMENT 3. We have reviewed your response to comment six in our letter dated December 20, 2007. Please revise your disclosure in future filings to explain more clearly the terms of and your accounting for the contingent put provision embedded in the Silver Point debt.
RESPONSE:
The Company acknowledges that it will revise its disclosure in future filings to explain more clearly the terms of and its accounting for the contingent put provision embedded in the Silver Point debt.
Definitive Proxy on Schedule 14A
COMMENT 4. We note your responses to our comments concerning your proxy. Please confirm in writing that you will comply, as applicable, to those comments in future filings.

RESPONSE:
The Company acknowledges that it will comply, as applicable, with the Staff’s comments to the Company’s Definitive Proxy Statement on Schedule 14A in future filings.
If you have any questions with regards to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (978) 946-8611 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,
/s/ James W. Pluntze

James W. Pluntze

Copy to:	Arthur Becker
Monique Cormier
Thomas B. Rosedale